New York Connecticut Texas Washington, DC Dubai Kazakhstan London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770 713.223.2300 Office 713.221.1212 Fax bgllp.com

July 26, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Garrett Johnston
Division of Corporation Finance

Re:	North American Energy Partners Inc.

Registration Statement on Form F-1

Filed June 29, 2007

File No. 333-144222

Form 20-F for the fiscal year ended March 31, 2007

Filed June 20, 2007

File No. 001-33161

Ladies and Gentlemen:

In this letter, we set forth responses to the comments and requests for information contained in the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 24, 2007, with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comments and requests for information exactly as set forth in the July 24 comment letter. The Registrant’s response to each comment or request for information is set forth immediately below the text of the applicable comment or request.

Form 20-F filed June 20, 2007

1.	We note your response number 1. Expand the disclosure in your Form 20-F to set forth in reasonable detail the basis for the officers’ conclusions that the disclosure controls were effective given the number of material weaknesses in your internal controls over financial reporting.

Response: The Registrant has filed through EDGAR Amendment No. 1 to the above-referenced Form 20-F (“Amendment No. 1”) to address the Staff’s comments. Disclosure has been added on pages 4 and 5 of Amendment No. 1 to explain the basis for the officers’ conclusions that the disclosure controls were effective.

United States Securities and Exchange Commission

July 26, 2007

2.	We note the added disclosure to Amendment No. 1 of your Form F-1 addressing the timeframe and material costs associated with corrective measures for your disclosed deficiencies in internal controls over financial reporting. Please revise your 20-F to provide similar disclosure.

Response: Disclosure regarding the timeframe and material costs associated with corrective measures has been added on page 5 of Amendment No. 1.

3.	We note your disclosure that “[o]ther than the continuing impact of the corrective actions discussed above, there were no changes in our ICFR.” Please revise your 20-F to state clearly that there were changes in your internal control over ICFR since March 31, 2006 that have materially affected, or are reasonably likely to affect, your ICFR.

Response: The disclosure on page 5 of Amendment No. 1 has been revised to state clearly that there were material changes in the Registrant’s ICFR since March 31, 2006.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-221-1306 or Troy L. Harder at 713-221-1456.

Very truly yours,

Bracewell & Giuliani LLP

Gary W. Orloff

GWO/pd

Enclosure

cc:	Mr. Douglas A. Wilkes

North American Energy Partners Inc.

Mr. Kris F. Heinzelman

Cravath, Swaine & Moore LLP

Mr. Troy L. Harder

Bracewell & Giuliani LLP